

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

August 20, 2015

Via E-mail
Eli Baker
Vice President, General Counsel and Secretary
Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re: Double Eagle Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2015**
> **File No. 333-206356**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management
Committees of the Board of Directors
Compensation Committee Interlocks and Insider Participation, page 101

1. We note your response to our prior comment 7 and your statement on page 101 of the registration statement that "[n]one of [y]our executive officers currently serves, and in the past year has not served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on [y]our board of directors." However, we also note your disclosure on pages 96 and 97 regarding the involvement of your current director and executive officers in Silver Eagle Acquisition Corp. during the last completed fiscal year and through March 2015. Similarly, the annual report on Form 10-K filed by Silver Eagle Acquisition Corp. on March 16, 2015 indicates that during the last completed fiscal year, Eli Baker, your Vice President,

General Counsel and Secretary, served on the compensation committee of Silver Eagle Acquisition Corp. and Jeff Sagansky, your President and Chief Executive Officer and Director, was President of Silver Eagle Acquisition Corp. Please refer to Item 407(e)(4) of Regulation S-K. Please revise your disclosure as appropriate or advise.

Principal Shareholders, page 105

2. We note your disclosure that "[a]ll directors, director nominees and executive officers as a group" beneficially own 100.0% of your outstanding shares. This appears to be inconsistent with your statements that Harry E. Sloan owns 50.0% of your outstanding shares. Please revise your disclosure as appropriate or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP
        340 Madison Avenue
        New York, New York 10173